UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WATERDROP INC.
(Name of Issuer)

Class A Ordinary Shares, $0.000005 par value per share
(Title of Class of Securities)

94132V105**
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 94132V105 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “WDH.” Each American Depositary Share represents ten Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94132V105	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Swiss Re Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 206,362,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 206,362,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,362,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.12% based upon 2,899,717,031 Class A Shares stated to be outstanding as of December 31, 2023 based on figures provided by Issuer on February 7, 2024
12	TYPE OF REPORTING PERSON CO

CUSIP No. 94132V105	SCHEDULE 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Swiss Reinsurance Company Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 206,362,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 206,362,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,362,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.12% based upon 2,899,717,031 Class A Shares stated to be outstanding as of December 31, 2023 based on figures provided by Issuer on February 7, 2024
12	TYPE OF REPORTING PERSON CO

CUSIP No. 94132V105	SCHEDULE 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Swiss Re Asia Holding Pte. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 206,362,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 206,362,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,362,384
10	CHECK BCHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.12% based upon 2,899,717,031 Class A Shares stated to be outstanding as of December 31, 2023 based on figures provided by Issuer on February 7, 2024
12	TYPE OF REPORTING PERSON CO

CUSIP No. 94132V105	SCHEDULE 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Swiss Re Principal Investments Company Asia Pte. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 206,362,384
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 206,362,384
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,362,384
10	CHECK BCHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.12% based upon 2,899,717,031 Class A Shares stated to be outstanding as of December 31, 2023 based on figures provided by Issuer on February 7, 2024
12	TYPE OF REPORTING PERSON CO

CUSIP No. 94132V105	SCHEDULE 13G	Page 6 of 11 Pages

ITEM 1.	(a)	Name of Issuer:

Waterdrop Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Block C, Wangjing Science and Technology Park No. 2 Lize Zhonger Road, Chaoyang District, Beijing People’s Republic of China

ITEM 2.	(a)	Name of Persons Filing:

Swiss Re Ltd

Swiss Reinsurance Company Ltd

Swiss Re Asia Holding Pte. Ltd

Swiss Re Principal Investments Company Asia Pte. Ltd

This statement is being filed jointly by the above-listed parties (“Reporting Persons”) and relates to Shares (as defined herein) held by Swiss Re Principal Investments Company Asia Pte. Ltd.  Swiss Re Ltd owns all of the outstanding capital stock of Swiss Reinsurance Company Ltd which in turn owns all of the outstanding capital stock of Swiss Re Asia Holding Pte. Ltd which in turn owns all of the outstanding capital stock of Swiss Re Principal Investments Company Asia Pte. Ltd.

	(b)	Address of Principal Business Office, or if None, Residence:
Mythenquai 50/60 8022 Zurich Switzerland

	(c)	Citizenship:

Swiss Re Ltd is a Swiss corporation.

Swiss Reinsurance Company Ltd is a Swiss corporation.

Swiss Re Asia Holding Pte. Ltd is a Singapore based corporation.

Swiss Re Principal Investments Company Asia Pte. Ltd is a Singapore based corporation.

	(d)	Title of Class of Securities:

Class A ordinary shares, par value of US$0.000005 per share (the “Shares”).

(e)	CUSIP Number:

94132V105

CUSIP No. 94132V105	SCHEDULE 13G	Page 7 of 11 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.	OWNERSHIP

As of December 31, 2023:
(a) (b)
Amount beneficially owned:

Swiss Re Ltd - 206,362,384

Swiss Reinsurance Company Ltd - 206,362,384

Swiss Re Asia Holding Pte. Ltd - 206,362,384

Swiss Re Principal Investments Company Asia Pte. Ltd - 206,362,384

Percent of class:

Swiss Re Ltd – 7.12%

Swiss Reinsurance Company Ltd – 7.12%

Swiss Re Asia Holding Pte. Ltd – 7.12%

Swiss Re Principal Investments Company Asia Pte. Ltd – 7.12%

The beneficial ownership percentage above is calculated based on the total Class A Ordinary Shares issued and outstanding as of December 31, 2023 based on figures provided by Issuer on February 7, 2024

CUSIP No. 94132V105	SCHEDULE 13G	Page 8 of 11 Pages

	(c)	Number of shares as to which the Reporting Persons have:

		(i)	Sole power to vote or to direct the vote: Swiss Re Ltd - 0 Swiss Reinsurance Company Ltd - 0 Swiss Re Asia Holding Pte. Ltd - 0 Swiss Re Principal Investments Company Asia Pte. Ltd - 0

(ii)
Shared power to vote or to direct the vote:

Swiss Re Ltd - 206,362,384

Swiss Reinsurance Company Ltd - 206,362,384

Swiss Re Asia Holding Pte. Ltd - 206,362,384

Swiss Re Principal Investments Company Asia Pte. Ltd - 206,362,384

		(iii)	Sole power to dispose or to direct the disposition of: Swiss Re Ltd - 0 Swiss Reinsurance Company Ltd - 0 Swiss Re Asia Holding Pte. Ltd - 0 Swiss Re Principal Investments Company Asia Pte. Ltd - 0

(iv)
Shared power to dispose or to direct the disposition of:

Swiss Re Ltd - 206,362,384

Swiss Reinsurance Company Ltd - 206,362,384

Swiss Re Asia Holding Pte. Ltd - 206,362,384

Swiss Re Principal Investments Company Asia Pte. Ltd - 206,362,384

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[x] Swiss Re Reinsurance Holding Company Ltd

CUSIP No. 94132V105	SCHEDULE 13G	Page 9 of 11 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. 94132V105	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2024
SWISS RE LTD

By:	/s/ Flavia Diethelm
Name: Flavia Diethelm
Title: Authorized Signatory

By:	/s/ Nicholas Raymond
Name: Nicholas Raymond
Title: Authorized Signatory

Dated:  February 9, 2024
SWISS REINSURANCE COMPANY LTD

By:	/s/ Flavia Diethelm
Name: Flavia Diethelm
Title: Authorized Signatory

By:	/s/ Simon Meyer
Name: Simon Meyer
Title: Authorized Signatory

CUSIP No. 94132V105	SCHEDULE 13G	Page 11 of 11 Pages

Dated:  February 9, 2024
SWISS RE ASIA HOLDING PTE. LTD

By:	/s/ Sandhia Nair Thampuran
Name: Sandhia Nair Thampuran
Title: Company Secretary

By:	/s/ Amit Mishra
Name: Amit Mishra
Title: Authorized Signatory

Dated:  February  9, 2024
SWISS RE PRINCIPAL INVESTMENTS COMPANY ASIA PTE. LTD

By:	/s/ Sandhia Nair Thampuran
Name: Sandhia Nair Thampuran Title: Company Secretary

By:	/s/ Lee Seng Chuen
Name: Lee Seng Chuen Title: Authorized Signatory